Exhibit (a)(1)(G)
FORM OF REMINDER E-MAIL NOTIFICATION TO ELIGIBLE EMPLOYEES
REGARDING THE OFFER TO EXCHANGE ELIGIBLE OPTIONS
To: Holders of Eligible Options
The purpose of this notice is to remind you that you may be eligible to participate in Perot Systems Corporation’s Offer to exchange certain eligible options for a lesser number of replacement options (the “Offer”), as described in our Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated November 15, 2005 (the “Offer to Exchange”) previously provided to you. The Offer is currently scheduled to expire at 6:00 p.m. Eastern Time on December 15, 2005.
If you would like to participate in the Offer, you must complete and sign the Letter of Transmittal previously provided to you. You may send the completed Letter of Transmittal by mail, facsimile or hand delivery to me at:
Perot Systems Corporation
2300 West Plano Parkway
M/S D2420
Plano, Texas 75075
FAX: 972-577-6088
Please note that e-mail copies of Letter of Transmittal will not be accepted.
If you would like to participate in the Offer, I must receive your properly completed and signed Letter of Transmittal prior to 6:00 p.m. Eastern Time on December 15, 2005. If you do not wish to accept the Offer, no action is required on your part; however, please note that if you do not elect to participate in the Offer, the terms of your eligible options will be amended simultaneously with the conclusion of the Offer, as described in the Offer to Exchange.
If you have questions about the Offer or need additional copies of the Offer to Exchange, Letter of Transmittal or other related materials, contact me at (972) 577-5670 between 9:00 a.m. and 6:00 p.m. Eastern Time, Monday through Friday.

Sincerely,

Terri Gibbons
Stock Plan Administrator